May 20, 2020

Ms. Andi Carpenter

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:      Bel Fuse Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2019

            File No. 001-11676

Dear Ms. Carpenter:

This letter constitutes the response by Bel Fuse Inc. (“Bel” or the “Company”) to your letter to Bel dated May 7, 2020 concerning our Form 10-K for the year ended December 31, 2019.  For your convenience, we have restated your comments in full.

Form 10-K for the year ended December 31, 2019

Consolidated Financial Statements

[Note] 3. Revenue, page 43

1.

We note your disclosures under Consignment that certain customers operate under a type of concession agreement whereby you ship goods to a warehouse or hub, where the goods will be pulled by the customer at a later date.  We also note that under ASC 606 you determined control transfers to the customer upon either delivery from your warehouse, or arrival at the hub, depending on the applicable shipping terms, and revenue is recognized as control is transferred (at the time product is shipped to the hub).  Please more fully address the following:

Company Response:

In preparing the response to this letter, we recognize that our use of the term “consignment” in our public filings in connection with our customer-designated hub arrangements was not appropriate, given the definition of “consignment arrangement” per ASC 606-10-55-79 and 80.  In the Company’s future public filings, we will more appropriately refer to these arrangements as customer-designated hub arrangements.

●

Explain how you determined control of your products transfers to a customer when products are shipped to a hub and address each indicator of transfer of control in ASC 606-10-25-30.  Specifically explain how and why you determined the majority of hubs are “customer-controlled” and therefore control of products has transferred to the customer;

206 Van Vorst Street Jersey City, NJ 07302 USA	T 201.432.0463 belfuse.com

Bel Fuse Inc.
May 20, 2020

Company Response:

When assessing whether the product is controlled by Bel until a specified event occurs (e.g. the goods are pulled from the customer-designated hub), management considered the fact that Bel is a) not able to redirect the goods to another customer or hub location without prior customer approval and b) not able to obtain substantially all of the remaining benefits from the goods once they are placed within the hub.

Management also considered the five indicators of control as referenced within ASC 606. See the table below for an analysis of the ASC 606 indicators of control:

Indicator	Bel Arrangement
Bel has a present right to payment

The Company has a present right to payment upon shipment of goods to the customer-designated hub.  While the customer is not legally obligated to pay until products are pulled for production/sale to the end consumer, the contract terms typically dictate a right to payment after a specified period of time (e.g. 90 days).

The customer has legal title	Title remains with Bel until products are pulled for production/sale to the end consumer in order to protect against non-payment.
The customer has physical possession

Physical possession is obtained by the customer once products reach the customer hub. Bel does not control the hub in any way (there are no Bel employees located at the hub).  The location is a customer-designated location.  The customer is able to pull inventory from the hub for production at any point without approval from Bel.

The customer has the significant risks and rewards of ownership

As Bel cannot demand return of the products, and has no control over how the products are used, Bel has transferred the rewards of ownership over to the customer once the goods are within the hub. From a risk perspective, the pricing is set and all material risks have transferred.

The customer has accepted the asset	There are no significant customer acceptance criteria outlined in most of Bel’s customer contracts.

Based on Bel’s consideration of the indicators above, it was determined that control transfers to the customer prior to the goods being pulled from the hub in the case of a customer-designated hub. As noted above, Bel does not have the ability to redirect the products to another customer once they have been shipped to the customer-designated hub. Barring any faulty products, all of the products will eventually be used and paid for by the customer, rather than be returned to Bel, which indicates that the Company has transferred the ability to direct the use of, and obtain substantially all of the remaining benefits from, the assets. Physical possession of the asset, one of the key indicators listed above, also supports this conclusion. Physical possession of the product gives the customer the ability to direct the use of and obtain benefits from the product, and is therefore a strong indicator of which party controls the product. Bel also has a present right to payment that is solely contingent upon the passage of time.

Bel Fuse Inc.
May 20, 2020

Based on this analysis, the Company concluded that control transfers to the customer upon delivery of the products to the customer-designated hub.

●

Explain the reasons why you and your customers utilize these type of concession agreements.  Specifically address the range of time between when you ship products to a hub and when the products are pulled by the customer;

Company Response:

Certain of Bel’s larger customers have requested these customer-designated hub arrangements as a means of shortening their supply chain, and providing a just-in-time inventory solution for their business needs.  The part numbers and minimum/maximum (min-max) levels are agreed upon in advance, and parts are only shipped to the hubs in connection with the receipt of valid purchase orders.  Min-max levels are determined by the customer based on its forecasted consumption for those part numbers.  The range of time between when Bel ships products to a hub and when the products are pulled by the customer will vary based on the customer’s production needs and the demand levels from the customer’s end customers.  In general, the longest period of time between when product arrives at the hub and when it is pulled from the hub is 90 days, as Bel has the right to payment at that point (which triggers the customer to pull the product).

●	Based on your identification of these agreements as Consignments, explain how you considered the provisions in ASC 606-10-55-79 and 80; and

Company Response:

As noted above, our customer-designated hub arrangements do not meet the criteria of a “consignment arrangement” per ASC 606-10-55-79 and 80.  In arriving at this conclusion, the Company reviewed the following indicators:

a.	Whether the product is controlled by Bel until a specified event occurs, such as the sale of the product to a customer of the dealer, or until a specified period expires.

When assessing whether the product is controlled by Bel until a specified event occurs (e.g. the goods are pulled from the hub), management considered the fact that Bel is a) not able to redirect the goods to another customer or hub location without prior customer acceptance and b) not able to obtain substantially all of the remaining benefits from the goods once they are placed within the hub. In the cases where Bel shipped product to a customer-designated hub, it was determined that the product is no longer controlled by Bel once the product is shipped to the customer-designated hub (per shipping terms).

b.	Whether Bel is able to require the return of the product or transfer the product to a third party (such as another dealer).

Management concluded that this criteria is not met, as Bel would not be able to require customers to return products.

Bel Fuse Inc.
May 20, 2020

c.	Whether the dealer does not have an unconditional obligation to pay for the product (although it might be required to pay a deposit).

As a dealer is not involved in our customer-designated hub arrangements, this indicator is not applicable.

Based on this analysis, the Company concluded that these arrangements do not qualify as consignment arrangements under ASC 606.

●

Although these agreements are not typical bill and hold arrangements, since it appears billing for products only occurs after the customer obtains physical possession, explain if and how you considered the provisions in ASC 606-10-55-83 and 84, including whether you may be providing custodial services that should be identified as a separate performance obligation.

Company Response:

The Company did not consider the provisions in ASC 606-10-55-83 and 84, as none of Bel’s customer-designated hub arrangements meet the definition of a bill-and-hold arrangement.  In accordance with ASC 606-10-55-81, “a bill and hold arrangement is a contract under which an entity bills a customer for a product but the entity retains physical possession of the product until it is transferred to the customer at a point in time in the future.”

In the Company’s customer-designated hub arrangements, the product is shipped to a customer-designated hub.  As control was deemed to have transferred to the customer upon delivery of product to the customer-designated location, revenue is recognized at the time when control is transferred (i.e., based on shipping terms).  Bel invoices the customer when the product is pulled from the hub or upon the passage of 90 days.

As there is no scenario where Bel has invoiced the customer for product that Bel continues to physically possess, or where Bel provides custodial services to the customer, the provisions outlined in ASC 606-10-55-83 and 84 would not apply.

Should you have any questions with respect to the response set forth herein, please feel free to contact the undersigned or Daniel Bernstein, President and Chief Executive Officer, at 201-432-0463.

Very truly yours,

/s/ Craig Brosious

Craig Brosious

Vice President of Finance

cc:      Ms. Anne McConnell

Mr. Daniel Bernstein

Peter H. Ehrenberg, Esq.